UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                      FORM 11-K


(Mark One)
      [   ]           ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                       OF THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended December 31, 2002

      [   ]         TRANSITION REPORT PURSUANT TO SECTION 15 (d)
                       OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the transition period from _____to_____

                            Commission File Number 0-9756


                         The Riggs Bank N.A. 401 (k) Plan
                         --------------------------------
                             (Full title of the Plan)

                  800 17th Street, N.W., Washington, D.C. 20006
                  ---------------------------------------------
                  (Address of the Plan)              (Zip Code)

                            RIGGS NATIONAL CORPORATION
                            --------------------------
         (Name of issuer of the securities held pursuant to the Plan)

            1503 Pennsylvania Avenue, N.W., Washington, D.C., 20005
            -------------------------------------------------------
            (Address of principal executive offices)     (Zip Code)

Financial Statements and Exhibits

(a) 1) Financial statements and supplemental schedules as of December 31, 2002 and 2001 and for the years ended December 31, 2002 and 2001, prepared in accordance with financial reporting requirements of ERISA.

                  Beginning on page 3 of this document.

(b)      Exhibits

         The following exhibits are furnished to this Form 11-K:

         (23)     Consent of  Independent Accountants


                                   SIGNATURES
         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative Committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         The Riggs Bank N.A. 401 (k) Plan


         Date:    June 16, 2003                /s/   WILLIAM A. CRAIG
              -----------------                  ----------------------
                                                     William A. Craig
                                       Executive Vice President, Human Resources

                           RIGGS BANK N.A. 401(k) PLAN

                              Financial Statements
                            and Supplemental Schedule

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                           RIGGS BANK N.A. 401(k) PLAN



                                Table of Contents



                                                                          Page

Independent Auditors' Report                                                1

Statements of Assets Available for Benefits                                 2

Statements of Changes in Assets Available for Benefits                      3

Notes to Financial Statements                                               4

Schedules

I    Schedule H, Line 4i-Schedule of Assets (Held at End of Year)-
     December 31, 2002                                                      8

                          Independent Auditors' Report
                          ----------------------------

Administrative Committee
Riggs Bank N.A. 401(k) Plan:

We have audited the accompanying statements of assets available for benefits of the Riggs Bank N.A. 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Riggs Bank N.A. 401(k) Plan as of December 31, 2002 and 2001, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets
(held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                            KPMG LLP

June 6, 2003

                                       RIGGS BANK N.A. 401(k) PLAN
                                 Statements of Assets Available for Benefits
                                        December 31, 2002 and 2001

                                                                                          2002                  2001
                                                                                   -------------------   -------------------
Assets:
     Investments (note 3)                                                          $    26,012,793           23,523,916
     Contributions receivable
        Employer contributions                                                             100,199                   --
        Employee contributions                                                             142,067                   --
                                                                                   -------------------   -------------------
           Total contributions receivable                                                  242,266                   --
                                                                                   -------------------   -------------------
                 Assets available for benefits                                     $    26,255,059           23,523,916
                                                                                   ===================   ===================
See accompanying notes to financial statements.



                                       RIGGS BANK N.A. 401(k) PLAN
                         Statements of Changes in Assets Available for Benefits
                                  Years ended December 31, 2002 and 2001


                                                                                          2002                  2001
                                                                                   -------------------   -------------------
Additions to (reductions from) assets attributed to:
     Investment income (loss):
        Net depreciation in fair value of investments (note 3)                     $    (3,757,474)         (2,907,579)
        Interest and dividend income                                                       227,619             320,717
        Interest income on participant loans                                                47,207              59,429
                                                                                   -------------------   -------------------
                                                                                        (3,482,648)         (2,527,433)
                                                                                   -------------------   -------------------
     Contributions:
        Employer                                                                         3,291,552           1,272,885
        Participants                                                                     4,879,758           4,058,963
        Rollovers                                                                           62,348              32,469
                                                                                   -------------------   -------------------
                                                                                         8,233,658           5,364,317
                                                                                   -------------------   -------------------
                 Total additions                                                         4,751,010           2,836,884
Deductions from assets attributed to:
     Distributions to and withdrawals by participants                                    1,992,880           2,029,027
     Administrative expenses                                                                26,987               5,736
                                                                                   -------------------   -------------------
                 Total deductions                                                        2,019,867           2,034,763
                                                                                   -------------------   -------------------
                 Net increase                                                            2,731,143             802,121
Assets available for benefits:
     Beginning of year                                                                  23,523,916          22,721,795
                                                                                   -------------------   -------------------
     End of year                                                                   $    26,255,059          23,523,916
                                                                                   ===================   ===================


See accompanying notes to financial statements.

                           RIGGS BANK N.A. 401(k) Plan

                          Notes to Financial Statements

                           December 31, 2002 and 2001




(1)    Description of the Plan

       The following description of the Riggs Bank N.A. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       The Plan was established effective October 1, 1993, to provide eligible employees the ability to defer a portion of their salary for retirement and federal income tax purposes.

       The Plan is a defined contribution plan available to employees of Riggs Bank N.A. (the Company), its parent company, Riggs National Corporation and its designated affiliates. Employees who are regularly scheduled to work 20 or more hours per week are eligible to participate in the Plan on the first of the month after completing two full calendar months of employment and attaining the age of 21. An employee who is not regularly scheduled to work more than 20 hours a week will be eligible to participate in the Plan after completing 1,000 hours of eligibility service in a plan year. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

       Unless participants elect otherwise when they first become eligible to contribute to the Plan, they are automatically enrolled and contribute 3% of their eligible salary to the Plan. Beginning January 1, 2002, participants may contribute up to 50% of eligible compensation (up to 15% in 2001), as defined in the Plan document. Participants direct the investment of their and the Company's contributions into various investment options offered by the Plan. Beginning January 1, 2002, the Company contributes 100% of the first 6% of additional employee contributions not to exceed 6% of employee eligible compensation. In 2001 the Company contributed 100% of the first $100 of employee contributions and 50% up to the first 6% of additional employee contributions. Additional discretionary amounts may be contributed at the option of the Company's board of directors, up to 2% of employee compensation. This discretionary contribution is allocated to participants without regard to their contributions. Participants that terminate service before the end of the Plan year are not eligible to receive discretionary employer contributions, if made. Contributions are subject to certain limitations.

       Participants vest at a rate of 20% per year of service, as defined by the Plan document, with the Company for employer contributions and earnings and are 100% vested in their own contributions and related accumulated earnings. Vesting of employer contributions occurs once the employee has completed 1,000 hours of service per plan year. Upon termination of service, a participant is eligible to receive a lump-sum amount equal to the value of the participant's vested interest in their account. If the vested balance is $5,000 or less, an automatic distribution of the vested balance will be made.

       Participants may borrow from their vested fund account balance a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 or (b) 50% of the total amount of their vested account balance at the time of the loan minus the highest outstanding loan balance at any time within the last 12 months. The loans are secured by the vested balance in the participant's account. The rate of interest on an individual loan is equal to the prime rate as reported in The Wall Street Journal on the first day of the quarter in which the loan is withdrawn plus 1%. The repayment period for the loan cannot exceed five years and, at the time of the loan request, the participant must not have any other outstanding loans under this Plan. Principal and interest is paid through payroll deduction.

       Hardship withdrawals are also permitted by the Plan and are administered under the safe harbor provisions.

                           RIGGS BANK N.A. 401(k) Plan

                          Notes to Financial Statements

                           December 31, 2002 and 2001


       On termination of service due to death, disability, or retirement, a participant will be eligible to receive a lump-sum payment equal to the full value of the participant's 401(k) Plan account. For termination of service for other reasons, a participant may receive the full value of the participant's pre-tax contributions to the 401(k) Plan, the full value of the participant's rollover contributions (if any), and the vested portion of the participant's matching and profit sharing contribution (if any), as well as the earnings associated with the aforementioned contributions.

       Most of the administrative expenses of the Plan are paid by Riggs Bank N.A. As of December 31, 2002 and 2001, forfeited nonvested accounts available to reduce future employer contributions totaled $75,691 and $96,088, respectively. Forfeited nonvested accounts used to offset employer matching contributions during 2002 and 2001 totaled $91,738 and $140,000, respectively.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The financial statements of the Plan are presented on the accrual basis of accounting.

       (b)    Valuation of Investments and Investment Income

              Investments of the Plan are stated at fair value, as reported by the Trustee through reference to published market data, based on quoted market prices on the last business day of the Plan year. Interest income is recorded on the accrual method. Dividends are reinvested in additional shares that are recorded at fair value. In computing realized gains or losses on sale of securities, cost is determined on the basis of average cost. Security transactions are accounted for on the date the securities are purchased or sold (trade-date basis). Loans to participants are valued at cost which approximates fair value.

       (c)    Use of Estimates

              The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(d)      Payment of Benefits

              Benefits are recorded when paid.

                           RIGGS BANK N.A. 401(k) Plan

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(3)    Investments

       The following table presents the fair value of investments that represents 5% or more of the Plan's assets at each respective year-end.



                                                            December 31
                                                  ------------------------------
                                                      2002               2001
                                                  ------------------------------

Riggs Prime Money Market Fund (1)                 $  5,465,309         3,577,158
Riggs U.S. Treasury Money Market Fund (1)            1,918,679         1,491,819
Riggs U.S. Government Securities Fund (1)            2,621,328         1,608,963
Riggs Stock Fund (1)                                 3,238,137         4,317,355
Riggs Small Company Stock Fund (1)                   2,248,777         2,571,342
Federated Max-Cap Fund                               1,848,842         2,038,252
Invesco Technology Fund-Class II                       898,263         1,403,277
Riggs National Corporation Common Stock Fund (1)     1,327,424         1,188,398
                                                   -----------------------------
      Total                                        $19,566,759        18,196,564
                                                   =============================

(1) Party-in-interest



       During 2002 and 2001, the Plan's investments (including investments purchased or sold, as well as those held at the end of the year) depreciated in fair value by $3,757,474 and $2,907,579, respectively, as follows:

                                                      Year Ended December 31
                                                  ------------------------------
                                                      2002               2001
                                                  ------------------------------

Common stock                                      $   171,184            12,682
Mutual funds                                       (3,928,658)       (2,920,261)
                                                  -----------------------------
      Total                                       $(3,757,474)       (2,907,579)
                                                  ==============================


(4)    Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                           RIGGS BANK N.A. 401(k) Plan

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(5)    Related-Party Transactions

       Certain Plan investments are managed by Riggs Bank N.A., and Riggs Bank N.A. is the trustee and administrator of the Plan. Therefore, transactions with Riggs Bank N.A. qualify as party-in-interest transactions.

(6)    Income Tax Status

       The Internal Revenue Service ruled on December 20, 1996 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Although the Plan has been amended since receiving its qualified ruling, the administrative committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)    Differences Between Financial Statements and Form 5500

       The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:


                                                                        December 31
                                                             ------------------------------
                                                                 2002               2001
                                                             ------------------------------
Assets available for benefits per the financial statements   $ 26,255,059        23,523,916
Amounts allocated to withdrawing participants                    (217,566)         (130,104)
                                                             ------------------------------
  Assets available for benefits in the Form 5500             $ 26,037,493        23,393,812
                                                             ==============================



       The following is a reconciliation of distributions to and withdrawals by participants per the financial statements to the Form 5500:


                                                                 Year Ended December 31
                                                             ------------------------------
                                                                 2002               2001
                                                             ------------------------------
Distributions to and withdrawals by participants
  per the financial statements                               $  1,992,880         2,029,027
Amounts allocated to withdrawing participants
  at December 31, 2002                                            217,566                --
Amounts allocated to withdrawing participants
  at December 31, 2001                                           (130,104)          130,104
                                                             ------------------------------
Distributions to and withdrawals by participants
  reported in the Form 5500                                  $  2,080,342         2,159,131
                                                             ==============================



       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                                                                                               Schedule I
                                                RIGGS BANK N.A. 401(k) PLAN
                              Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)
                                                    December 31, 2002

                                                                  Description of investment
           Identity of issuer, borrower,                        including maturity date, rate
              lessor, or similar party                       of interest, par, or maturity value            Current value
-----------------------------------------------------   -----------------------------------------------   ------------------
Riggs Funds:
    Money Market-
       Prime Money Market Fund*                         Shares in registered investment companies         $    5,465,309
       U.S. Treasury Money Market Fund*                 Shares in registered investment companies              1,918,679
    Mutual Funds-
       U.S. Government Securities Fund*                 Shares in registered investment companies              2,621,328
       Stock Fund*                                      Shares in registered investment companies              3,238,137
       Small Company Stock Fund*                        Shares in registered investment companies              2,248,777
Bear Stearns Funds:
    Bear Stearns Large Cap Fund                         Shares in registered investment companies                179,462
Federated Index Trust:
    Federated Max-Cap Fund                              Shares in registered investment companies              1,848,842
The American Funds Group:
    EuroPacific Growth Fund                             Shares in registered investment companies                768,126
PIMCO Funds:
    PIMCO Total Return                                  Shares in registered investment companies                168,144
Invesco Sector Funds, Inc.:
    Health Sciences Fund                                Shares in registered investment companies                788,651
    Technology Fund-Class II                            Shares in registered investment companies                898,263
Riggs National Corporation Common                       Common Stock of Riggs National
    Stock Fund*                                         Corporation and short-term investments                 1,327,424
Merrill Lynch Small Cap Fund                            Shares in registered investment companies                581,610
Oppenheimer Quest Balanced Fund                         Shares in registered investment companies                823,944
Janus Growth & Income Fund                              Shares in registered investment companies              1,250,526
Fidelity Advisor Mid Cap Value Fund                     Shares in registered investment companies              1,158,049
Pioneer Money Market Fund                               Shares in registered investment companies                 75,691
Loans to participants - installment loans               195 loans with interest rates from 5.75%
                                                        to 10.50%, payments due monthly with
                                                        last installment due through 2008,
                                                        outstanding principal balance                            651,831

                                                                                                          ------------------
                   Total assets (held at end of year)                                                     $   26,012,793
                                                                                                          ==================

*Party-in-interest
See accompanying independent auditors' report.